July 31, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Limited
875 Washington Street
New York, NY 10014

       Re: IGTA Merger Sub Limited
           Amendment No. 5 to Registration Statement on Form S-4
           Filed July 26, 2024
           File No. 333-276929
Dear Cheuk Hang Chow:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-4
Unaudited Pro Forma Condensed Combined Financial Statements
Pro Forma Combined Balance Sheet, page 152

1. In the June 21, 2024 response letter, you indicated that you would respond to comment 6 in your next filing; however, no such response has been filed. Please tell us whether you have entered into any written agreements for the repayment of the IGTA Notes payable in the form of ordinary shares instead of cash. If not, explain why pro forma adjustment (9)
       continues to assume such Notes will be repaid with the issuance of ordinary shares or revise your disclosures as necessary.
Pro Forma Condensed Combined Statements of Operations, page 154

2. We note your response to prior comment 3 and will consider further the appropriateness of this adjustment once you have entered into a definitive agreement with the third party
 July 31, 2024
Page 2

       investor. In the meantime, please tell us your consideration to include an adjustment to reflect any interest expense related to this potential debt in your pro forma statement of operations. Lastly, revise to include a discussion of the letter of intent, and any subsequent definitive agreement, in the forepart of the filing as well as in the subsequent events footnote. Refer to ASC 855-10-50-2.
Notes to Unaudited Proforma Condensed Consolidated Financial Information, page
158

3. We note that you have entered into a letter of intent with an investor for the issuance of secured convertible notes. Please add this disclosure as a recent development in the prospectus summary. Clarify whether the letter of intent is legally binding or enforceable.
       In addition, please file the agreement as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to
       Item 601(b)(10) of Regulation S-K.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Ted Paraskevas